EXHIBIT 99.1

Digihost Announces Infrastructure Buildout of 55 MW Site in Alabama and Provides Monthly Bitcoin Production Update

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 4, 2022 to its short form base shelf prospectus dated February 23, 2022.

TORONTO, Aug. 02, 2022 (GLOBE NEWSWIRE) -- Digihost Technology Inc. (“Digihost” or the “Company”) (Nasdaq: DGHI; TSXV: DGHI), an innovative U.S. based Bitcoin (“BTC”) mining company, is pleased to provide unaudited comparative BTC production results for the month ended July 31, 2022, combined with an operations update. All monetary references are expressed in USD unless otherwise indicated.

Production Highlights for July 2022

  Mined 64.17 BTC, resulting in total holdings of 220.09 BTC at the end of July valued at approximately $5.14 million based on a BTC price of $23,337 as of July 31, 2022.

  Ethereum (“ETH”) holdings of 1,000.89 ETH at the end of July valued at approximately $1.68 million based on an ETH price of $1,681.52 as of July 31, 2022.

  Total digital asset inventory value, consisting of BTC and ETH, of approximately $6.82 million as of July 31, 2022. In addition, the Company held cash of approximately $4.5 million and derivative instruments of approximately $500,000 as of July 31, 2022. Cash and liquid assets as of July 31, 2022 totalled approximately $11.82 million.

  To avoid equity dilution for its shareholders, management sold a portion of its BTC production during the month to fund its energy costs.

  The Company is debt free as of July 31, 2022.

  To support the power needs of the local community, the Company reduced its overall energy consumption during the month of July 2022 with its operation running predominantly at off-peak hours.

Year-Over-Year Monthly Comparison

The Company mined approximately 13.69 more BTC in July 2022, compared to July 2021, representing an increase of approximately 26.7%.

Figure 1. Year-over-year Monthly BTC Production

	Jul-22	Jul-21	MoM Increase

Mined BTC	64.97	51.28	13.69
Approximate BTC value	$23,337	$41,626	($18,289)
Production Value	$1,516,205	$2,134,581	($618,376)

Year-Over-Year YTD Comparison

The Company mined approximately 160.46 more BTC on a year-to-date basis as of July 31 2022, as compared to the same period ended July 31 2021, representing an increase of approximately 46.7%.

Figure 2. Year-over-year YTD BTC Production

	YTD 2022	YTD 2021	YTD Increase

Mined BTC	503.83	343.37	160.46
Approximate BTC value	$23,337	$41,626	($18,289)
Production Value	$11,757,881	$14,293,120	($2,535,239)

Alabama Site Build-Out

Digihost is pleased to announce that it has commenced construction and the development of the facilities build-out in Alabama. The Company is building out the necessary infrastructure with the goal of bringing the property to a hashing capacity of 28 MW by the end of the third quarter of 2022 and a total of 55 MW by the end of the first quarter of 2023.

In support of its infrastructure expansion the Company will transfer a portion of its existing mining fleet from New York State to the site in Alabama to allow Digihost to benefit from the lower direct energy costs it has negotiated with Alabama Power, which will lead to an overall reduction in Digihost’s operating costs.

Green Energy

Since inception, Digihost’s strategic growth sustainability plan has been the accessing of clean sources of energy while also being agreeable to on-demand programs with its utility providers that allow the Company to provide urgent power needs for local communities during extreme weather conditions. The Company is pleased to report that during July 2022, Digihost ran its BTC mining operation primarily at off-peak hours in support of the energy needs of the surrounding neighborhoods with over 90% of the energy consumed by its operations derived from sources that create zero carbon emissions.

Additionally, during the month of the July, CPower Energy Management was selected as a Top Project of the Year winner by the elite Environment and Energy Leader Awards Program for its program, with Digihost. CPower is a natural energy solutions provider and works in concert with the Company to reduce its environmental impact through demand response. Digihost is rewarded on a quarterly basis for making its site’s electrical load available to help balance the grid when called upon, supporting the broader sustainability commitments of net-zero emissions from electricity consumption by 2030 and 100% renewable powered blockchains.

About Digihost

Digihost is a growth-oriented blockchain technology company primarily focused on BTC mining. Through its self-mining operations and joint venture agreements, the Company is currently hashing at a rate of approximately 650 PH/s.

All hosting fees and joint venture profit sharing are treated as production costs in the Company’s consolidated financial statements.

For further information, please contact:

Digihost Technology Inc.
www.digihost.ca
Michel Amar, Chief Executive Officer
T: 1-818-280-9758
Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across mining operations including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering program (the “ATM Program”) and the prices at which the Company may sell securities in the ATM Program, as well as capital market conditions in general; share dilution resulting from the ATM Program and from other equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; regulatory and other unanticipated issues that prohibit us from declaring or paying dividends to our shareholders that are payable in Bitcoin; continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; approval of the Public Service Commission or other regulatory or board approvals being received on a timely basis, or at all; the acquisition of North Tonawanda, New York facilities closing on timely basis, or at all; ability to access additional power from the local power grid; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; the ability to adhere to Digihost’s dividend policy and the timing and quantum of dividends based on, among other things, the Company’s operating results, cash flow and financial condition, Digihost’s current and anticipated capital requirements, and general business conditions; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein.